UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
Commission file number 001-12983
GENERAL CABLE SAVINGS PLAN
(Full Title of Plan)

GENERAL CABLE CORPORATION
4 Tesseneer Drive
Highland Heights, Kentucky 41076-9753
(Name of Issuer of securities held pursuant to the Plan)

General Cable Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedule as of December 31, 2009,
and Report of Independent Registered Public
Accounting Firm

GENERAL CABLE SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee of the Board of Directors of General Cable Corporation,
to the Retirement Plans Finance Committee and the Retirement Plans Administrative Committee
(the “Retirement Committees”), and to the Participants of the General Cable Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 24, 2010

GENERAL CABLE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Participant-directed investment in General Cable Master Trust — fair value	$82,856,769	$65,867,412
Participant loans	7,652,157	7,026,751

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	90,508,926	72,894,163

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(229,220)	1,487,112

NET ASSETS AVAILABLE FOR BENEFITS	$90,279,706	$74,381,275

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

CONTRIBUTIONS:
Employee	$3,290,295	$3,911,803
Employer	2,358,412	2,710,913
Rollover	47,631	189,727

Total contributions	5,696,338	6,812,443

INVESTMENT INCOME (LOSS):
Net investment gain (loss) from General Cable Master Trust	15,757,150	(27,558,879)
Interest income on participant loans	483,997	577,986

Total investment income (loss)	16,241,147	(26,980,893)

DEDUCTIONS:
Benefits paid to participants	(5,981,272)	(7,678,492)
Administrative expenses	(55,369)	(43,894)

Total deductions	(6,036,641)	(7,722,386)

TRANSFER TO OTHER PLAN — Net	(2,413)	(10,940)

NET INCREASE (DECREASE)	15,898,431	(27,901,776)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	74,381,275	102,283,051

End of year	$90,279,706	$74,381,275

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
1.	DESCRIPTION OF THE PLAN
The following description of the General Cable Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering certain hourly employees of the Company or an affiliated company as determined by the terms of any applicable collective bargaining agreements. GK Technologies, Inc. is the Plan Sponsor. General Cable Corporation and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Fidelity Management Trust Co. (FMTC) serves as the trustee and recordkeeper of the Plan. The General Cable Master Trust (“Master Trust”) has been established pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by FMTC.
The Company acquired Gepco International, Inc. and Isotec, Inc. (collectively “Gepco”) on August 1, 2009. Effective immediately upon acquisition, Gepco employees became eligible to participate in the Plan and began making active contributions. In October 2009, participants were allowed to transfer existing loan balances from the former Gepco International, Inc. 401(k) Profit Sharing Plan or the Isotec, Inc. 401(k) Profit Sharing Plan (the “former plans”) into the Plan. Assets of participant accounts remain in the former plans. Application for IRS determination to terminate the former plans was made in April 2010. Upon IRS approval, the former plans will be terminated and all assets distributed. Participants in the former plans may elect to roll their assets into this Plan.
Contributions — Participants may contribute up to a certain percent of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Effective December 1, 2009, participants may also make contributions on an after-tax basis (Roth 401k), subject to the same IRC limits when combined with their pre-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover”). The Company, at its discretion, may match a percent of the participants’ pre-tax and/or after-tax contributions. The Plan provides for the Company to make a discretionary contribution to the Plan’s employee retirement account for participants who have completed one year of service. Employer contributions were net of forfeitures,$100,354 and $142,381, for the years ended December 31, 2009 and 2008, respectively.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary matching contribution, the Company’s discretionary retirement contribution, and Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust fund, and a Company common stock fund as investment options for participants.
Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The vesting of the Company’s discretionary retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after seven years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability. Retirement contributions made on or after January 1, 2007, are 100% vested after six years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.
The vesting of the Company’s discretionary matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100% vested after four years of credited service or immediately upon attainment of age 65, age 55 with five years of service or death or retirement due to disability.
Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate, plus 1%, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions.
In-Service Withdrawals — Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 and one half, in accordance with the Plan Document.
Payment of Benefits — Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.
Forfeited Accounts — As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $11,915 and $32,546, respectively. Forfeitures are used to reduce future Company contributions to the Plan.
2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments within the Master Trust including mutual funds, a common/collective trust fund, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The General Cable Stock Fund (“Company Stock Fund”) is comprised of shares of Company common stock and cash and is valued at fair value based on the fair value of the underlying investment in the Company common stock, using quoted market prices, and the cash portion. Prior to September 13, 2007, the common/collective trust fund, the MFS Fixed Fund, was stated at fair value as determined by the issuer of the common/collective trust fund based on the fair value of the underlying investments. The common/collective trust fund had underlying investments in investment contracts which were valued at fair value of the underlying assets and then adjusted by the issuer to contract value. The MFS Fixed Fund was a stable value fund that was a commingled pool for employee benefit plans. The fund invested in guaranteed investment contracts and in cash and other readily marketable securities. Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals. Effective September 13, 2007, with the establishment of the Master Trust, the Blended Income Fund was offered as an investment option for participants of which the MFS Fixed Fund remained a part. Effective February 29, 2008, the Plan’s investment in the MFS Fixed Fund was liquidated and transferred for further investment in the Galliard Managed Income Fund (part of the Blended Income Fund). The Blended Income Fund was then renamed the Stable Value Fund. The Stable Value Fund is stated at fair value, as determined by the issuer based on fair value of the underlying investments, and then adjusted to contract value as described below. Fair value of the Stable Value Fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Fair value of the contracts underlying the Stable Value Fund is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. In accordance with GAAP, the Stable Value Fund is included at fair value in participant-directed investment in General Cable Master Trust in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.
Participant loans are valued at the outstanding loan balances, including active loans, loans in default, and loans deemed to be taxable distributions.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected in the investment return for such investments.
Valuation of Investments (Master Trust) — The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, except the underlying fully benefit responsive investment contracts which are stated at contract value. When quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies based on observable market inputs.
New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.
Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009. The adoption of this guidance is reflected in these financial statements.
For the year ended December 31, 2009, subsequent events were evaluated through June 24, 2010, the date the financial statements were available to be issued.
Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.
In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 9). The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
New Accounting Standards to Be Adopted — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

Administrative Expenses — Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company.
Payment of Benefits — Benefits are recorded when paid.
Transfers — In addition to this Plan, the Company also sponsors the General Cable Retirement and Savings Plan for Salaried Associates (Salaried Plan). If employees change their status during the year, their account balances are transferred into the corresponding Plan. For the years ended December 31, 2009 and 2008, account balances totaling a net $7,284 and $10,940, respectively, on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances to the Salaried Plan. Other transfers into the Plan of $4,871, related to the Gepco acquisition, are also included in the balance.
3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Master Trust’s portfolio investments (which include the assets of the Plan and of the General Cable Retirement and Savings Plan for Salaried Associates) measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Fair Value Measurements
	at December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic equity funds	$68,594,278	$—	$—	$68,594,278
Bond funds	15,289,376	—	—	15,289,376
International equity funds	13,194,169	—	—	13,194,169
Lifecycle funds	37,205,350	—	—	37,205,350
General Cable Stock Fund	—	16,087,951	—	16,087,951
Stable value fund	—	59,630,401	—	59,630,401

Total portfolio investments	$134,283,173	$75,718,352	$—	$210,001,525

	Fair Value Measurements
	at December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$101,439,263	$—	$—	$101,439,263
General Cable Stock Fund	—	13,883,353	—	13,883,353
Stable value fund	—	47,898,168	—	47,898,168

Total portfolio investments	$101,439,263	$61,781,521	$—	$163,220,784

Participant loans are valued at cost, which approximates fair value and are considered to be a Level 3 measurement. ASC 820 requires a roll-forward for all recurring Level 3 investments. The participant loans are held outside of the Master Trust. For the years ended December 31, 2009 and 2008, the Plan’s Level 3 investments include solely participant loans.
The following table sets forth a summary of the changes in fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009:

Balance — beginning of year	$7,026,751
Purchases, sales, issuances and settlements — net	625,406

Balance — end of year	$7,652,157

The following table sets forth a summary of the changes in fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Balance — beginning of year	$7,413,796
Purchases, sales, issuances and settlements — net	(387,045)

Balance — end of year	$7,026,751

The valuation methods as disclosed in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, were as follows:

	2009	2008

* General Cable Master Trust — contract value	$82,627,549	$67,354,524
* Participant loans	7,652,157	7,026,751

*	Party-in-interest
During the years ended December 31, 2009 and 2008, the Plan’s investment in the Master Trust appreciated (depreciated) in value by $13,812,404 and $(29,942,861), respectively, excluding interest and dividends.
5.	STABLE VALUE FUND
The Stable Value Fund is a collective trust fund managed by FMTC. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Stable Value Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Stable Value Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Stable Value Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Stable Value Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses. The Stable Value Fund imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Stable Value Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Stable Value Fund to transact at contract value:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund
•	Any transfer of assets from the Stable Value Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions
•	Complete or partial termination of the Plan or its merger with another plan
Circumstances That Impact the Stable Value Fund — The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Stable Value Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events. These events include:
•	Any substantive modification of the Stable Value Fund or the administration of the Stable Value Fund that is not consented to by the wrap issuer
•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Stable Value Fund’s cash flow
•	Employer-initiated transactions by participating plans as described above
In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Stable Value Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Stable Value Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Most of the underlying investments of the Plan’s investment in the Master Trust are held in shares of mutual funds and units of the Stable Value Fund managed by FMTC. FMTC is the trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were funded from the expense ratios of the various funds.
At December 31, 2009 and 2008, the Plan held 994,665 and 1,653,150 units, respectively, of the General Cable Stock Fund which includes cash and common stock of General Cable Corporation, a participating employer, with a cost basis of $6,426,278 and $10,522,840, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded no dividend income associated with this investment.
Loans to participants in the amount of $7,652,157 and $7,026,751 were outstanding at December 31, 2009 and 2008, respectively.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so and subject to the terms of any applicable collective bargaining agreements, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.
8.	INTEREST IN MASTER TRUST
Certain of the Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Salary Plan, another plan sponsored by the Company, for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The investments of the Master Trust at December 31, 2009 and 2008, are summarized as follows:

	2009	2008

Investments — whose fair value is determined based on quoted market prices:
Common/collective trust fund	$59,630,401	$47,898,168
Mutual funds	134,283,173	101,439,263
Common stock fund	16,087,951	13,883,353

Net assets of the General Cable Master Trust — fair value	210,001,525	163,220,784

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(473,559)	3,222,545

Net assets of the General Cable Master Trust	$209,527,966	$166,443,329

Plan’s interest in net assets of the General Cable Master Trust — contract value	$82,627,549	$67,354,524

Plan’s interest in Master Trust as a percentage of the total	39%	40%

The net investment earnings (loss) of the Master Trust for the year ended December 31, 2009 and 2008, is summarized below:

	2009	2008

Dividend and interest income	$4,825,458	$5,951,138

Net appreciation (depreciation) in fair value of investments whose fair value was determined based on quoted market prices:
Mutual funds	26,488,572	(60,112,557)
Common stock fund	10,846,004	(17,641,725)

Net appreciation (depreciation) in fair value of investments	37,334,576	(77,754,282)

Investment gain (loss) of General Cable Master Trust	$42,160,034	$(71,803,144)

9.	NET ASSET VALUE (NAV) PER SHARE
In accordance with ASU No. 2009-12, the Plan should include disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009. The estimated fair value of the Stable Value Fund is net asset value. The use of net asset value as a fair value is deemed appropriate as the Stable Value fund does not have a finite life, unfunded commitments or significant restrictions on redemptions.
10.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 and for certain regulations promulgated by the IRS and DOL. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the IRC. In addition, the Plan had certain administrative issues occur. The Plan Sponsor is in the process of taking the necessary corrective steps. The Plan Sponsor believes that the Trust, as amended, continues to qualify and to operate under the applicable requirements of the IRC and has maintained its tax-exempt status. Therefore, no provision for income taxes is included in the accompanying financial statements.

11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$90,279,706	$74,381,275
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	229,220	(1,487,112)
Certain deemed distributions of participant loans	(789,274)	(815,036)

Net assets available for benefits per Form 5500	$89,719,652	$72,079,127

For the year ended December 31, 2009, the following is a reconciliation of net investment gain per the financial statements to the Form 5500:

Total net investment gain per the financial statements	$16,241,147
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,716,332
Less interest on deemed distributions	(34,408)

Total gain on investments per the Form 5500	$17,923,071

For the year ended December 31, 2009, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$5,981,272
Less previously deemed loans	(110,139)
Add deemed distributions	49,969

Total distributions to participants per the Form 5500	$5,921,102

******

SUPPLEMENTAL SCHEDULE

GENERAL CABLE SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Current
Identity of Issuer/Description of Investment	Value

* Active loans to participants — notes receivable, with interest rates ranging from 4.25% to 11.50%, maturing through February 2019	$6,862,883

$6,862,883

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE SAVINGS PLAN
Date: June 24, 2010	By:	/s/ Robert J. Siverd
		Name:	Robert J. Siverd
		Title:	Member, Retirement Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for General Cable Corporation Savings Plan